JULIE M. KAUFER
                                                             310.728.3313/fax:
                                                             310.728.2313
                                                             jkaufer@akingump



November 4, 2004


VIA EDGAR AND OVERNIGHT DELIVERY


Jay S. Mumford, Esq.
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549-0306

Re:     Universal Detection Technology
        Amendment No. 1 to Registration Statement on Form SB-2 filed September 23, 2004
        File No. 333-117859

Dear Mr. Mumford:

     On behalf of Universal Detection Technology, a California corporation, we hereby respond to the comment letter of the Securities and Exchange Commission dated October 8, 2004. In our letter, we refer to Universal Detection Technology as the "COMPANY," to Amendment No. 2 to the Registration Statement as the "REGISTRATION STATEMENT," to the Securities and Exchange Commission as the "COMMISSION," to the Staff of the Securities and Exchange Commission as the "STAFF," and to the Securities Act of 1933, as amended, as the "ACT." Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter. The references to page numbers of the Registration Statement are references to the pages of the marked version of the Registration Statement, a copy of which we have enclosed.

SUMMARY

1. YOU STATE THAT IN MAY 2004, YOU UNVEILED YOUR FIRST FUNCTIONAL PROTOTYPE OF YOUR ANTHRAX SMOKE DETECTOR "AVAILABLE FOR SALE." UNLESS YOU ARE SELLING YOUR PRODUCT AT THIS TIME, PLEASE REVISE THIS DISCLOSURE.

     The Company entered into its first purchase order for the Anthrax Smoke Detector in the third quarter of fiscal 2004. Please refer to page 1 of the Registration Statement.

Jay S. Mumford, Esq.
Securities and Exchange Commission
November 4, 2004
Page 2


2. WE NOTE YOUR RESPONSE TO COMMENT 8 REGARDING THE STATUS OF YOUR AGREEMENT WITH JPL. PLEASE PROVIDE DISCLOSURE IN THE SUMMARY THAT THE JPL AGREEMENT HAS EXPIRED, THAT THE PROJECT IS NOT COMPLETED AND JPL HAS ORALLY AGREED TO WORK UNTIL THE REMAINING FUNDS ARE USED, AND ESTIMATE WHEN YOU BELIEVE THE PROJECT WILL BE COMPLETED.

     The Company has complied with the Staff's comment. Please refer to page 1 of the Registration Statement.

RISK FACTORS
MANAGEMENT HAS NO EXPERIENCE IN PRODUCT MANUFACTURING - PAGE 4

3. PLEASE MORE SPECIFICALLY EXPLAIN WHAT SERVICES KAL CONSULTANTS WILL BE PROVIDING YOU, AND FILE YOUR AGREEMENT WITH KAL.

     The Company has complied with the Staff's comment. Please refer to page 4 of the Registration Statement. Also, as disclosed, please note that the agreement with KAL is an oral agreement.

WE USE A SIGNIFICANT PORTION OF OUR CASH ON HAND AND STOCK TO PAY CONSULTING FEES - PAGE 6

4.   REVISE TO CLARIFY HOW MUCH WAS PAID FOR EACH OF THE VARIOUS SERVICES.

     The Company has complied with the Staff's comment. Please refer to page 6 of the Registration Statement.

PLAN OF OPERATION - PAGE 11

5. WE NOTE YOUR RESPONSE TO COMMENT 29. IN THE BUSINESS SECTION, PROVIDE A SUMMARY DESCRIPTION OF CORPORATE DEVELOPMENTS, INCLUDING THE DEVELOPMENT OF PAST PRODUCTS AND THE REVENUES GENERATED FROM THEM. YOU CAN ALSO DISCUSS THE CHANGES IN MANAGEMENT AND OTHER CHANGES YOU DEEM RELEVANT OVER THE PAST SEVERAL YEARS.

     The Company has complied with the Staff's comment. Please refer to page 16 of the Registration Statement.

6. WE NOTE THAT YOU ARE TESTING WITH BENIGN BACTERIAL SPORES. EXPLAIN, IF TRUE, THAT YOUR PRODUCT CANNOT DIFFERENTIATE BETWEEN DIFFERENT TYPES OF BACTERIAL SPORES. DISCUSS THE LIKELIHOOD THAT YOUR PRODUCT WILL PRODUCE FALSE POSITIVES FOR ANTHRAX WHENEVER CONCENTRATIONS OF OTHER TYPES OF BACTERIAL SPORES, INCLUDING BENIGN ONES, ARE DETECTED IN THE AIR. DISCUSS WHETHER THERE WILL NEED TO BE SOME OTHER TESTING DEVICE IN PLACE TO DETERMINE WHETHER THE BACTERIAL SPORES ARE ACTUALLY ANTHRAX.

     The Company has complied with the Staff's comment. Please refer to page 19 of the Registration Statement.

Jay S. Mumford, Esq.
Securities and Exchange Commission
November 4, 2004
Page 3


7. REVISE TO EXPLAIN WHETHER YOU WILL MARKET AND SELL YOUR PRODUCT WHILE YOU ARE ENGAGING IN FIELD TESTING.

     The Company has complied with the Staff's comment. Please refer to page 12 of the Registration Statement.

8. WE NOTE YOUR RESPONSE TO COMMENT 37. PLEASE QUANTIFY THE NUMBER OF CONSULTANTS HIRED, THE AMOUNTS PAID TO THEM FOR THE TYPES OF SERVICES PROVIDED. PLEASE EXPLAIN THE ABSENCE OF R&D EXPENDITURES FOR THE SIX MONTHS ENDED JUNE 30, 2004.

     The Company has complied with the Staff's comment. Please refer to pages 12 and 20 of the Registration Statement.

9. DISCLOSE HOW MUCH OF SG&A EXPENSE IS ALLOCATED TO EACH OF THE USES LISTED IN THE PENULTIMATE PARAGRAPH.

     The Company has complied with the Staff's comment. Please refer to page 12 of the Registration Statement.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 13

10. WE NOTE YOUR RESPONSE TO COMMENT 39. PLEASE IDENTIFY WHICH OF THESE LOANS ARE IN DEFAULT, AND BY HOW MUCH. ALSO DISCLOSE THE AMOUNT OF ACCRUED BUT UNPAID SALARY CURRENTLY DUE YOUR CEO.

     The Company has complied with the Staff's comment. Please refer to pages 13 and 14 of the Registration Statement.

BUSINESS - PAGE 16

11. WE NOTE YOUR DISCLOSURE ABOUT YOUR BELIEF THAT YOUR PRODUCT WILL PROVIDE ACCURATE RESULTS IN A TIMELY FASHION. PLEASE EXPAND TO DISCUSS POTENTIAL PROBLEMS YOU MAY ENCOUNTER WITH THE TECHNOLOGY, INCLUDING THE FALSE POSITIVES AND NON-DETECTION. ALSO QUANTIFY WHAT YOU MEAN BY A "TIMELY FASHION."

     The Company has complied with the Staff's comment. Please refer to page 18 of the Registration Statement.

MARKETING AND SALES - PAGE 19

12. PLEASE UPDATE THIS SECTION WITH A DISCUSSION OF YOUR ENGAGEMENT OF KAL CONSULTANTS.

     The Company has complied with the Staff's comment. Please refer to page 19 of the Registration Statement.

Jay S. Mumford, Esq.
Securities and Exchange Commission
November 4, 2004
Page 4


MANUFACTURING - PAGE 19

13. PLEASE UPDATE THIS SECTION WITH A DISCUSSION OF THE THIRD PARTY MANUFACTURER YOU HAVE ENGAGED TO CREATE YOUR PROTOTYPE AND POTENTIAL PRODUCTS.

     The Company has complied with the Staff's comment. Please refer to page 20 of the Registration Statement.

RESEARCH AND DEVELOPMENT - PAGE 19

14. PLEASE REVISE THIS SECTION TO MORE CLEARLY IDENTIFY WHERE YOUR R&D DOLLARS ARE SPENT. IT APPEARS THAT ONLY A PORTION OF THIS WAS SPENT WITH JPL. ALSO, EXPAND TO STATE THE AMOUNT SPENT ON R&D TO DATE FOR 2004.

     The Company has complied with the Staff's comment. Please refer to page 20 of the Registration Statement.

COMPETITION - PAGE 20

15. PLEASE UPDATE THIS SECTION REGARDING CEPHEID'S PROGRESS IN YOUR POTENTIAL MARKET AS YOU DESCRIBE IN YOUR RISK FACTORS.

     The Company has complied with the Staff's comment. Please refer to page 21 of the Registration Statement.

DIRECTORS AND EXECUTIVE OFFICERS - PAGE 23

16. WE NOTE YOUR RESPONSE TO COMMENT 49. STATE THE AVERAGE NUMBER OF HOURS PER WEEK MR. TIZABI DEVOTES TO RUNNING YOUR COMPANY.

     The Company has complied with the Staff's comment. Please refer to page 23 of the Registration Statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - PAGE 27

17. WE NOTE YOUR RESPONSE TO COMMENT 58. PLEASE CONFIRM THAT NONE OF THE WARRANTS THAT WERE REPRICED WERE HELD BY AFFILIATES.

     The Company confirms that none of the repriced warrants were held by affiliates of the Company.

DESCRIPTION OF SECURITIES - PAGE 36

18.  PLEASE PROVIDE A DESCRIPTION OF THE TERMS OF THE WARRANTS IN THIS SECTION.

     The Company has complied with the Staff's comment. Please refer to pages 35 through 36 of the Registration Statement.

Jay S. Mumford, Esq.
Securities and Exchange Commission
November 4, 2004
Page 5


EXHIBITS

19.  PLEASE FILE THE 2003 STOCK INCENTIVE PLAN AS AN EXHIBIT.

     The Company has complied with the Staff's comment. Please refer to page II-6 of the Registration Statement, the Exhibit Index, and Exhibit 4.1.

ACCOUNTING COMMENTS

GENERAL

20. WE REFER TO PRIOR COMMENT 3. WE SEE THAT YOUR SOLE PRODUCT IS NOT YET READY FOR MARKET, THAT YOU DO NOT APPEAR TO HAVE MARKETING OR MANUFACTURING SYSTEMS OR INFRASTRUCTURE IN PLACE AND, BASED ON YOUR FINANCIAL STATEMENTS, YOUR PRIMARY ACTIVITIES APPEAR TO BE FUND RAISING/INVESTOR RELATIONS RELATED. DISCLOSURES THROUGHOUT THE FILING (FOR INSTANCE, THE PLAN OF OPERATION BEGINNING ON PAGE 11) STRONGLY SUGGEST THAT YOU ARE IN FACT DEVELOPING A NEW BUSINESS. IN LIGHT OF THE EXTENSIVE DISCLOSURES ABOUT THE STATUS OF YOUR BUSINESS, EXPLAIN TO US IN MORE THOROUGH DETAIL WHY DEVELOPMENT STAGE REPORTING IS NOT REQUIRED. ALSO, EXPLAIN HOW YOU CONSIDERED EACH OF THE FACTORS IDENTIFIED IN PARAGRAPH 9 TO FAS 7. THE INFORMATION PROVIDED IN THE EXISTING RESPONSE IS TOO GENERAL FOR US TO AGREE OR DISAGREE WITH YOUR POSITION.

     The Company notes the Staff's comment. Management of the Company does not believe that the Company has entered the development stage. As previously discussed, paragraph 8 of FAS 7 states:

"an enterprise will be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a.   Planned principal operations have not commenced.

b. Planned principal operations have commenced, but there have been no significant revenue therefrom."

     The Company continues to operate in substantially the same business as it had prior to the sale of its wholly owned subsidiary, Dasibi Environmental Corp., which we refer to as Dasibi, the air monitoring equipment business.

     Management has chosen to retool the same equipment previously manufactured and sold by Dasibi for a specific purpose, with certain software and hardware added. In fact, the initial testing by JPL was done using Dasibi Model 7001s from existing inventory. This process is a natural progression of the Company's business. Rather than continue to manufacture and sell the Model 7001, expending significant resources, the Company has chosen to focus efforts on the next generation product, an air monitoring device, commonly referred to as its Anthrax Smoke Detector.

Jay S. Mumford, Esq.
Securities and Exchange Commission
November 4, 2004
Page 6


     The Company is party to a license agreement with Dasibi allowing it a worldwide (excluding China) license to (a) make, use, develop, practice and otherwise exploit all products, inventions, devices, software, methods, processes, formulas or other technologies owned by Dasibi or which Dasibi has a license to exploit and all intellectual property rights inherent therein and (b) to manufacture, market, distribute, sell and license products or services resulting from the exploitation of the properties. This license allows the Company to continue to operate in the same business as it had when it owned Dasibi, creating, modifying, and selling the same products, air monitoring devices.

     Management acknowledges the Staff's comment regarding the factors identified in paragraph 9 to FAS 7. The Company is focusing on many of the items described in paragraph 9. However, these processes are not exclusive to development stage companies, but rather are also part of the everyday operations of operating companies. Since management does not believe the Company is devoting its efforts to establishing a new business, the primary criteria for determining if an entity is a development stage enterprise, the activities described in paragraph 9 appear to be tangential rather than a determining factor in the Company's status as a development stage enterprise.

CONSOLIDATED BALANCE SHEET

21. WE REFER TO PRIOR COMMENT 62. PLEASE EXPAND THE SUPPLEMENTAL SCHEDULE TO INDICATE THE METHOD OF PREPAYMENT FOR EACH ITEM (FOR INSTANCE, CASH OR COMMENT STOCK). IF FOR OTHER THAN CASH, TELL US HOW THE AMOUNT DEFERRED WAS DETERMINED.

     The Company has complied with the Staff's comment. The Company has enclosed supplemental schedules of prepaid expenses, which indicate the method of prepayment for each item. Stock issued for services is valued at the fair market of the stock on the date issuable, unless otherwise indicated. Warrants issued for services are valued at the fair value of the warrants using the Black-Scholes model for American options. The fair value is amortized over the term of the service period.

NOTE 1 - BUSINESS ACTIVITY
GOING CONCERN AND MANAGEMENT'S PLANS

22. WE REFER TO PRIOR COMMENT 67. WE NOTE MANAGEMENT BELIEVES SUFFICIENT FUNDS ARE AVAILABLE TO FUND OPERATING EXPENSES, BUT THAT RESOURCES ARE NOT ADEQUATE TO REPAY DEBT CURRENTLY DUE AND BECOMING DUE IN THE NEXT TWELVE MONTHS. EXPAND THIS AREA TO ADDRESS MANAGEMENT'S INTENTIONS TOWARD THE DEBT REPAYMENT OBLIGATIONS AND ANY ARRANGEMENTS MADE WITH THE PARTIES INVOLVED.

     The Company has complied with the Staff's comments. Please refer to page F-11 of the Registration Statement.

Jay S. Mumford, Esq.
Securities and Exchange Commission
November 4, 2004
Page 7


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
VALUATION OF THE COMPANY'S COMMON STOCK

23. WE REFER TO PRIOR COMMENT 71. THE EUROPEAN MODEL ASSUMES THAT OPTIONS CAN ONLY BE EXERCISED ON THE EXPIRATION DATE. YOU APPEAR TO JUSTIFY USE OF THAT MODEL BASED ON AN ASSUMPTION THAT GRANTEES WILL EXERCISE THEIR OPTIONS AT EXPIRATION, IF AT ALL. UNLESS YOUR OPTION AGREEMENTS CONTAIN A PROVISION RESTRICTING EXERCISE TO THE EXPIRATION DATE, IT IS NOT CLEAR WHY THE EUROPEAN MODEL IS APPROPRIATE IN YOUR CIRCUMSTANCE. EITHER PROVIDE MORE SPECIFIC AND DETAILED SUPPORT DEMONSTRATING THAT THE EUROPEAN MODEL IS APPROPRIATE OR REVISE TO USE A MODEL THAT ENCOMPASSES ASSUMPTIONS THAT ARE NOT INCONSISTENT WITH THE UNDERLYING TERMS OF YOUR OUTSTANDING OPTIONS.

     Management notes the Staff's comment and has revised its policy and disclosures to state that the Company uses the Black-Scholes model for American options, which calculates the value of an early exercise "option" and adds it to the value calculated by the Black-Scholes Modified European model to generate the value of an American option. Please refer to pages F-13, F-25, F-26, F-29 and F-31 of the Registration Statement. This change does not result in a material difference in the value of the Company's outstanding options and warrants and no adjustment has been made to the value of those options and warrants.

FAIR VALUE OF FINANCIAL INSTRUMENTS

24. WE REFER TO COMMENT 73. FOR DEBT, FAIR VALUE IN THE MARKET PLACE WOULD GENERALLY CONSIDER FACTORS SUCH AS REPAYMENT TERMS/SCHEDULES, INTERESTS RATES, COLLATERAL VALUE AND BORROWER CREDIT WORTHINESS. YOU HAVE A HISTORY OF DEFAULTS; APPARENTLY HAVE LITTLE OR NO AVAILABLE BORROWING CAPACITY; AND HAVE SUBSTANTIAL CURRENT DEBT WHERE THE SOURCE OF REPAYMENT IS NOT CLEAR. AS WELL, IT APPEARS THAT YOUR LIQUID RESOURCES ARE MOSTLY RESTRICTED IN THAT THOSE RESOURCES MAY NOT BE USED TO SATISFY MOST (IF NOT ALL) OF YOUR EXISTING INDEBTEDNESS. YOUR RATIONALE ABOUT THE FAIR MARKET VALUE OF YOUR DEBT DOES NOT APPEAR TO CONSIDER CREDIT QUALITY OR OTHER NEGATIVE FACTORS ABOUT YOUR ABILITY TO TIMELY REPAY OUTSTANDING DEBT. FAIR VALUE, AS DEFINED IN FAS 107, IS THAT AMOUNT AT WHICH AN INSTRUMENT COULD BE EXCHANGED IN A CURRENT TRANSACTION BETWEEN A WILLING BUYER AND A WILLING SELLER. WITH RESPECT TO YOUR DEBT, IT APPEARS UNLIKELY THAT YOU HAVE "WILLING BUYERS" - THAT IS, THIRD PARTIES WILLING TO LEND TO YOU OR OTHERWISE REFINANCE EXISTING INDEBTEDNESS. ACCORDINGLY, WE CONTINUE TO BELIEVE THAT DISCLOSURE PURSUANT TO PARAGRAPH 14 TO FAS 107 IS RELEVANT IN YOUR CIRCUMSTANCES. REVISE OR FURTHER ADVISE.

     Management believes that the Company does have "willing buyers" willing to lend or otherwise refinance existing indebtedness and further believes that its debt is reported appropriately at fair value.

     During the year ended December 31, 2003, the Company raised $450,000 of new debt financing as well as gross proceeds of $3,319,255 of equity funding, clearly demonstrating "willing buyers" of debt and equity positions in the Company. During that time, the Company made payments on its notes payable of $95,000. It also converted $573,805 of principal and

Jay S. Mumford, Esq.
Securities and Exchange Commission
November 4, 2004
Page 8


interest on notes payable to common stock and was able to negotiate new terms on $320,000 of outstanding debt, while reaching verbal agreements for extension of $567,526 of additional debt.

     Further, the Company has received gross proceeds of $2,228,601 from issuance of its common stock during the six months ended June 30, 2004, which is not restricted as to use, and has made payments on its notes payable of $260,000 during that same period.

     During July 2004, the Company completed a private placement, which generated gross proceeds of $3,000,000. The use of proceeds is restricted as to payment of then current debts, but provides funding for future operations. This will allow for payment of the Company's debt obligations from proceeds of other debt and equity financings.

     During the three months ended September 30, 2004, $33,000 of interest related to outstanding debt was converted to common stock and the Company entered into extension agreements for $640,000 of debt, extending the terms of such liabilities. The Company remains subject to verbal extensions for an additional $407,526 of notes payable.

     The Company believes that the aforementioned transactions clearly indicate that the Company has "willing buyers" willing to lend to it or otherwise refinance indebtedness. Thus, the Company believes that debt is practicably estimable and is stated at fair value.

NOTE 13 - RELATED PARTY TRANSACTIONS

25. WE REFER TO PRIOR COMMENT 84. PLEASE CLARIFY IN THIS FOOTNOTE THAT MR. TIZABI AND MR. MOUSSAVI TOGETHER OWN 100% OF ASTOR.

     The Company has complied with the Staff's comment. Please refer to page F-32 of the Registration Statement.

     If you have questions or require any additional information or documents, please do not hesitate to contact me at (310) 728-3313.

                                                   Very truly yours,



                                                   /s/ Julie M. Kaufer
                                                   -----------------------------
                                                   Julie M. Kaufer